UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—————————

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

—————————

For the month of August 2007

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Paris, August 29th, 2007

Press release

Results at June 30, 2007

Continued improvement in operating performance and results

Consolidated revenue (1): €15,461.6 million at June 30, 2007, up 10.9% at current exchange rates (up 11.6% at constant exchange rates)

     Operating income: €1,271.8 million at June 30, 2007,
up 12.7% at current exchange rates (up 13% at constant exchange rates)

     Recurring operating income: €1,235.8 million at June 30, 2007, up 9.5% at current exchange rates (up 9.8% at constant exchange rates)

     Net income: €493.0 million at June 30, 2007
versus €444.5 million at June 30, 2006, up 10.9%

Recurring net income: €481.9 million at June 30, 2007
versus €380.7 million at June 30, 2006, up 26.6%

To ensure the comparability of data, the financial statements have been adjusted for the first half of 2006 to take into account the effects of IFRS5 on Veolia Transport in Denmark and the definitive adoption of IFRIC12 (which has no impact on the income statement) in the second half of 2006.

None of these adjustments is significant.

CONFIRMATION OF THE BUSINESS MODEL AND CONTINUED STRONG GROWTH

Veolia Environnement achieved continued growth in all of its businesses, benefiting from strong demand in each of its sectors. The Company won new contracts in municipal outsourcing, notably in Europe, North America and Asia, as well as in the industrial sector during the half-year period. In addition, significant and value creating acquisitions have been made over the course of the last few months in Europe (the acquisitions of Sulo, the n°2 waste treatment company in Germany; TMT, the largest private operator in the thermal waste treatment market in Italy; several non-regulated businesses in the water sector in the United Kingdom) and in North America with the acquisition of TNAI, the largest portfolio of district heating and cooling networks in the United States. As these acquisitions had not yet been finalized at June 30, 2007, they did not contribute to results in the first half of 2007.

The €2.6 billion capital increase, finalized on July 10th of this year, will further support the Company's ability to finance future growth.

Total consolidated revenue at June 30, 2007, for Veolia Environnement increased to €15,462 million versus €13,941 million at June 30, 2006, up 10.9% at current exchange rates and up 11.6% at constant exchange rates.

(1) Revenue from ordinary activities under IFRS

FURTHER IMPROVEMENT IN PROFITABILITY

Operating income at June 30, 2007 increased 12.7% at current exchange rates (up 13% at constant exchange rates) to €1,271.8 million versus €1,128.8 million at June 30, 2006.

Recurring operating income at June 30, 2007, increased 9.5% at current exchange rates (up 9.8% at constant exchange rates) to €1,235.8 million versus €1,128.8 million at June 30, 2006. This increase resulted from business growth, continued productivity improvement and the increased maturity in the portfolio of contracts built up over the last few years.

These strong results were achieved despite unfavorable weather conditions for the Company during the first half of 2007. The results demonstrate the good performance of the existing contracts and confirm the strength of Veolia Environnement’s business development model.

•	Veolia Water’s operating income rose to €576.1 million versus €526.6 million in the first half of 2006. Recurring operating income increased to €574.4 million versus €526.6 million in the first half of 2006 (up 9.1% at constant exchange rates).

In France, despite a slight decline in volumes, operating income benefited from efforts at the operations to reduce costs as well as growth in income at the Works businesses during the first half of the year.

Outside France, the good level of operating income stemmed from good results in Europe (in particular further improvement in results in the Czech Republic), in Asia (Shenzhen’s increased contribution and the increasing contributions of Kunming, Urumqi and Changzhou) and in Morocco. These favorable developments more than offset occasional difficulties encountered due to the lack of rainfall in Gabon.

Lastly, operating margins and income continued to improve in the engineering and technological solutions businesses.

•	Veolia Environmental Services’ (the waste management division) operating income increased to €389.1 million versus €307.2 million in the first half of 2006. Recurring operating income grew 28.3% at constant exchange rates to €389.1 million versus €307.2 million in the first half of 2006.

In France, the operating performance benefited from the ongoing productivity drive and from the increase in tonnages, particularly in special waste treatment plants.

Outside France, the increase in operating income primarily benefited from the acquisition of Cleanaway UK, completed in October 2006, as well as good performances in the UK market accounted for by the full effect of the Sheffield and Nottinghamshire contracts, the availability of the three incinerators in Hampshire and good performances on integrated contracts and in industrial services. The rise in operating income also benefited from the satisfactory performance of the waste collection business in Denmark, the improvement in margins in the Czech Republic and Slovakia, the improvement in results of the hazardous waste operations in Poland as well as the industrial services businesses in the United States.

•	Veolia Energy’s operating income amounted to €259.7 million versus €266.7 million in the first half of 2006. Recurring operating income declined 6.4% at constant exchange rates to €250.9 million from €266.7 million in the first half of 2006.

The negative impact of climate effects on operating income totaled €39 million during the first half of the year.

Outside France, the negative weather effect in Central Europe was offset by business development, despite a smaller contribution from sales of surplus greenhouse gas emission rights.

•	Veolia Transport’s operating income was €73.3 million versus €74.0 million in the first half of 2006. Recurring operating income was €47.8 million versus €74.0 million in the first half of 2006 (down 35.8% at constant exchange rates). Recurring operating income in the first half of 2006 included an €18.7 million capital gain, affecting the comparison of operating income for these periods.

In France, profitability improved at passenger transportation operations, due to the good performance recorded by the inter-urban businesses and in the Greater Paris Area as well as the contribution from the consolidation of SNCM.

Outside France, profitability was negatively impacted by the start-up and renewal of two major contracts in the Netherlands that generated significant additional costs at the beginning of the period. In the United States, the transit business is growing satisfactorily. Business continued to improve in Scandinavia and Central Europe while the turnaround in the business related to the Marschbahn rail contract in Germany was confirmed.

STRONG CASH FLOW GENERATION
Cash flow from operations before tax and interest expense increased 5.4% to €2,012 million from €1,910 million at June 30, 2006.

In addition, the Company continued its active asset management policy and disposed of assets and equity interests amounting to €181 million.

The cash flow generated, after financial expenses and current tax, was able to cover all maintenance capital expenditures (€742 million, which were up from the first half of 2006 linked to the growth in operations), current growth and development capital expenditures that totaled €397 million, as well as the change in working capital requirement resulting from growth in business.

Accordingly, free cash flow before new major projects totaled €413 million. The Company continued to pursue its growth by investing in new major projects and targeted acquisitions which together amounted to €444 million. A significant part of this investment was linked to the award of contracts in the Middle East (Oman Sûr) and Haikou in China in the water business, small acquisitions in the waste management sector in North America and Asia, the acquisition of companies in Hungary and the Czech Republic in the energy services activity and capital investments in industrial assets in the transportation business, notably the purchase of a ship for SNCM.

After these investments and the dividend payment, net financial debt increased from €14.7 billion at December 31, 2006 to €15.2 billion at June 30, 2007.

FINANCING COSTS
At June 30, 2007, the cost of net financial debt increased from €329.2 million at June 30, 2006, to €391.6 million at June 30, 2007. The increased cost of net financial debt resulted primarily from the rise in average outstanding debt in the period and, to a lesser extent, from the higher cost of borrowing. The cost of borrowing rose to 5.27% in the first half of 2007 versus 5.07% over full-year 2006.

ROBUST INCREASE IN NET INCOME
Driven by the combined effect of good operating performances, the tight control of borrowing costs and the improvement in the effective tax rate, Veolia Environnement’s consolidated recurring net income grew 26.6% to €481.9 million at June 30, 2007 versus €380.7 million at June 30, 2006.

Net income reached €493.0 million at June 30, 2007 versus €444.5 million at June 30, 2006. Net income at June 30, 2007 included a net loss of €8.2 million from discontinued operations (Transport division in Denmark which was sold in July 2007).

OUTLOOK

Following the Board of Directors meeting, Veolia Environnement Chairman and Chief Executive Officer Henri Proglio stated:

“Since the beginning of the year, Veolia Environnement has continued to pursue it growth strategy in its businesses and priority geographical zones through organic growth (contracts won, extended or renewed) as well as acquisitions.

The strong performances achieved during the first half of the year, as well as the recent acquisitions currently in the process of being integrated, enable us to be confident about the objectives for the full year 2007 results: an objective for total revenue growth of more than 12% accompanied by an objective for operating income growth of similar proportions.”

Important Disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties, most of which are outside the Company's control, and in particular risks related to the development of Veolia Environnement’s activities in highly competitive sectors that require substantial human and financial resources, the risk that changes in energy prices and the level of taxes might lower Veolia Environnement’s income, the risk that public authorities may terminate or modify some of the contracts signed with Veolia Environnement, the risk that compliance with environmental legislation may become even more expensive in the future, the risk that fluctuations in exchange rates may have a negative influence on the financial situation of Veolia Environnement as reflected in its financial statements that could lead to a decline in the share price of Veolia Environnement, the risk that Veolia Environnement may see its environmental liability involved because of its past, present and future activities, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel +33 (0)1 71 75 01 67

US investors contact Brian Sullivan – Tel +1 630-371-2749

Press release available on our web site: http://www.veolia-finance.com

Presentation of first half 2007 results
August 30, 2007 at 8.30 (CET)

Phone number to dial: +33 1 71 23 42 82

A replay will be available from August 30, to September 7, 2007

Phone number (France)	+33 1 71 23 02 48
Phone number (UK)	+ 44 207 806 19 70
Phone number (USA)	+1 718 354 1112

Code 1384569# (French version)
Code 8606864# (English version)

Appendix 1

CONSOLIDATED INCOME STATEMENT AT JUNE 30, 2006 ADJUSTED FOR APPLICATION OF IFRS5 (*)

(€ million)	June 30, 2006	IFRS5 Restatements	June 30, 2006 Adjusted

Revenue from ordinary activities	13,997.7	(57.2)	13,940.5
of which revenue from ordinary activities linked to financing for third parties	175.1	-	175.1
Costs of sales	(11,407.6)	61.8	(11,345.8)
Selling costs	(248.3)	0.1	(248.2)
General and administrative costs	(1,253.2)	0.7	(1,252.5)
Other costs and operating income	36.4	(1.6)	34.8
Operating income	1,125.0	3.8	1,128.8
Cost of net financial debt	(331.0)	1.8	(329.2)
Other financial income and expenses	(20.1)	-	(20.1)
Income tax	(252.7)	(1.2)	(253.9)
Equity in net income of affiliates	4.0	-	4.0
Net income before earnings from discontinued operations and minority interests	525.2	4.4	529.6
Net income from discontinued operations	54.0	(4.4)	49.6
Net income before minority interests	579.2	-	579.2
Minority interests	134.7	-	134.7
Net income	444.5	-	444.5

Net earnings per share (€)
Diluted	1.10	-	1.10
Non-diluted	1.12	-	1.12

(*)	No additional impact due to the IFRIC12 restatement

Appendix 1

CONSOLIDATED CASH FLOW STATEMENT AT JUNE 30, 2006 ADJUSTED FOR APPLICATION OF IFRIC12 (*)

(€ million)	June 30, 2006	IFRIC12 Restatements	June 30, 2006 Adjusted

Net income	444.5	-	444.5
Share of minority interests	134.7	-	134.7
Operating depreciation, amortization, provisions & impairment losses	807.3	-	807.3
Financial amortization & impairment losses	3.7	-	3.7
Capital gains/losses on disposals and dilution	(33.6)	-	(33.6)
Earnings of affiliates	(4.0)	-	(4.0)
Dividends received	(7.8)	-	(7.8)
Cost of net financial debt	331.0	-	331.0
Taxes	202.1	-	202.1
Other items	34.7	-	34.7
Cash flow from operations	1,912.6	-	1,912.6
Change in net working capital requirements	(311.3)	15.7	(295.6)
Tax paid	(160.9)	-	(160.9)
Cash flow provided by operating activities	1,440.4	15.7	1,456.1
Industrial investments	(793.1)	(5.4)	(798.5)
Proceeds of disposals of industrial assets	55.2	-	55.2
Financial investments	(251.4)	-	(251.4)
Proceeds from sale of financial assets	170.8	-	170.8
Operating financial assets:
New operating financial assets	(158.9)	(10.3)	(169.2)
Repayment of operating financial assets	242.7	-	242.7
Dividends received	9.8	-	9.8
Disbursements on long-term interest-bearing notes receivables	(9.6)	-	(9.6)
Payments on long-term interest-bearing notes receivables	52.2	-	52.2
Change in short-term financial receivables	(65.5)	-	(65.5)
Purchases / sales of marketable securities	(9.9)	-	(9.9)
Cash flow provided by investing activities	(757.7)	(15.7)	(773.4)
Change in short-term financial debt	60.1	-	60.1
New loans and other long-term debt	590.6	-	590.6
Repayment of loans and other long-term debt	(543.9)	-	(543.9)
Capital increase	121.6	-	121.6
Purchase of treasury shares	58.4	-	58.4
Dividends paid	(411.7)	-	(411.7)
Interest paid	(313.2)	-	(313.2)
Cash flow provided by financing activities	(438.1)	-	(438.1)
Opening cash and cash equivalents position	1,829.3	-	1,829.3
Currency effects and miscellaneous	(9.2)	-	(9.2)
Closing cash and cash equivalents position	2,064.7	-	2,064.7
Cash and cash equivalents	2,642.0	-	2,642.0
Cash liabilities	577.3	-	577.3
Closing cash and cash equivalents position	2,064.7	-	2,064.7

(*)	No additional impact due to the IFRS5 restatement

Appendix 2

CONSOLIDATED BALANCE SHEET AT JUNE 30, 2007

(€ million)	At Dec. 31, 2006	At June 30, 2007
CONSOLIDATED BALANCE SHEET: ASSETS
Goodwill	5,705.0	5,841.8
Intangible assets linked to concessions	2,345.6	2,440.5
Other intangible assets	1,379.8	1,328.9
Tangible assets	7,918.7	8,153.7
Investments accounted for using the equity method	241.0	253.5
Non-consolidated Investments	181.7	198.8
Long-term operating financial assets	5,133.4	5,094.6
Derivative instruments – Asset	201.6	234.4
A - Of which revaluation of hedging instruments at fair value	28.8	1.7
Other long-term financial assets	637.5	606.7
Deferred tax – Asset	1,355.7	1,341.3
Non-current assets	25,100.0	25,494.2
Inventories and work-in-progress	731.8	791.3
Accounts receivable	10,968.7	11,122.2
Short-term operating financial assets	326.2	344.0
Other short-term financial receivables	205.3	311.4
Marketable securities	66.4	-
B - Cash and equivalents	2,658.0	3,688.5
Current assets	14,956.4	16,257.4
Assets from discontinued operations	67.3	60.7
TOTAL ASSETS	40,123.7	41,812.3
CONSOLIDATED BALANCE SHEET: LIABILITIES
Share capital	2,063.1	2,077.6
Additional paid-in capital	6,641.2	6,714.3
Retained earnings	(5,102.2)	(4,644.2)
Net income	758.7	493.0
Shareholders' equity	4,360.8	4,640.7
Minority interests	2,192.6	2,296.5
Shareholders’ equity and minority interests	6,553.4	6,937.2
Non-current provisions and other non-current liabilities	2,196.6	2,017.2
Other long-term debt	207.3	-
C - Long-term financial debt	14,001.6	13,295.6
Derivative instruments – Liability	145.9	296.2
D - Of which revaluation of hedging instruments at fair value	-	146.9
Deferred tax – Liability	1,504.9	1,566.0
Non-current liabilities	18,056.3	17,175.0
Accounts payable	11,268.6	11,387.7
Current provisions	825.9	788.5
E - Short-term financial debt	2,904.1	4,763.6
F - Bank overdrafts	456.0	684.3
Current liabilities	15,454.6	17,624.1
Liabilities from discontinued operations	59.4	76.0
TOTAL LIABILITIES	40,123.7	41,812.3

  Net financial debt = C+D+E+F-A-B

Appendix 2

CONSOLIDATED INCOME STATEMENT AT JUNE 30, 2007

(€ million)	At June 30, 2006 Adjusted	At June 30, 2007
Revenue from ordinary activities	13,940.5	15,461.6
of which revenue from ordinary activities linked to financing for third parties	175.1	174.5
Costs of sales	(11,345.8)	(12,671.6)
Selling costs	(248.2)	(248.2)
General and administrative costs	(1,252.5)	(1,280.7)
Other costs and operating income	34.8	10.7
Operating income	1,128.8	1,271.8
Cost of net financial debt	(329.2)	(391.6)
Other financial income and expenses	(20.1)	(11.3)
Income tax	(253.9)	(235.0)
Equity in net income of affiliates	4.0	10.7
Net income before earnings from discontinued operations and minority interests	529.6	644.6
Net income from discontinued operations	49.6	(8.2)
Net income before minority interests	579.2	636.4
Minority interests	134.7	143.4
Net income	444.5	493.0

Net earnings per share (€)
Diluted	1.10	1.21
Non-diluted	1.12	1.22

Net earnings per share from continuing operations (€)
Diluted	0.96	1.23
Non-diluted	0.97	1.24

The number of non-diluted shares outstanding at June 30, 2007 was 398.7 million versus 393.4 million at June 30, 2006.

The number of diluted shares outstanding at June 30, 2007 was 404.0 million versus 397.7 million at June 30, 2006.

Appendix 2

CONSOLIDATED CASH FLOW STATEMENT AT JUNE 30, 2007

(€ million)	At June 30, 2006 Adjusted	At June 30, 2007
Net income	444.5	493.0
Share of minority interests	134.7	143.4
Operating depreciation, amortization, provisions & impairment losses	807.3	836.2
Financial amortization & impairment losses	3.7	6.9
Capital gains/losses on disposals and dilution	(33.6)	(68.3)
Earnings of affiliates	(4.0)	(10.7)
Dividends received	(7.8)	(6.5)
Cost of net financial debt	331.0	391.6
Taxes	202.1	235.0
Other items	34.7	(11.3)
Cash flow from operations	1,912.6	2,009.3
Change in net working capital requirements	(295.6)	(245.7)
Taxes paid	(160.9)	(140.4)
Cash flow provided by operating activities	1,456.1	1,623.2
Industrial investments	(798.5)	(1,193.6)
Proceeds of disposals of industrial assets	55.2	110.4
Financial investments	(251.4)	(276.9)
Proceeds from sale of financial assets	170.8	65.1
Operating financial assets:
New operating financial assets	(169.2)	(151.6)
Repayment of operating financial assets	242.7	176.2
Dividends received	9.8	9.3
Disbursements on long-term interest-bearing notes receivables	(9.6)	(27.6)
Payments on long-term interest-bearing notes receivables	52.2	25.1
Change in short-term financial receivables	(65.5)	(10.5)
Purchases / sales of marketable securities	(9.9)	-
Cash flow provided by investing activities	(773.4)	(1,274.1)
Change in short-term financial debt	60.1	346.8
New loans and other long-term debt	590.6	1,078.3
Repayment of loans and other long-term debt	(543.9)	(212.5)
Capital increase	121.6	102.0
Purchase of treasury shares	58.4	16.8
Dividends paid	(411.7)	(502.1)
Interest paid	(313.2)	(388.4)
Cash flow provided by financing activities	(438.1)	440.9
Opening cash and cash equivalents position	1,829.3	2,202.0
Currency effects and miscellaneous	(9.2)	12.2
Closing cash and cash equivalents position	2,064.7	3,004.2
Cash and cash equivalents	2,642.0	3,688.5
Cash liabilities	577.3	684.3
Closing cash and cash equivalents position	2,064.7	3,004.2

Appendix 2

FROM RECURRING OPERATING INCOME TO OPERATING INCOME

(€ million)	At June 30, 2006 Adjusted	At June 30, 2007
Recurring operating income	1,128.8	1,235.8
Goodwill & impairment charge & provisions	-	36.0
Operating income	1,128.8	1,271.8

FROM RECURRING NET INCOME TO NET INCOME

(€ million)	At June 30, 2006 Adjusted	At June 30, 2007
Recurring net income	380.7	481.9
Income from discontinued operations	49.6	(8.2)
Other	14.2	19.3
Net income	444.5	493.0

Appendix 2

CHANGE IN NET FINANCIAL DEBT

(€ million)	At June 30, 2006, Adjusted	At June 30, 2007
Net financial debt at opening	(13,871)	(14,675)
Cash flow from operations	1,913	2,009
Tax paid	(161)	(140)
Interest paid	(313	(320)
Maintenance capital expenditures and ongoing capital Expenditures	(1,027)	(1,271)
Repayment of operating financial assets	243	176
Change in working capital requirements	(296)	(246)
Disposals of industrial assets and miscellaneous	226	181
Other	70	24
Free cash flow before new major projects	655	413
New major projects and acquisitions	(338)	(444)
Capital increase	120	104
Dividends paid	(414)	(501)
Change in other financial receivables	17	(13)
Other changes (including currency)	13	(84)
Closing net financial debt	(13,818)	(15,200)

Appendix 3

Glossary

IFRIC	International Financial Reporting Interpretation Committee

Revenue	Revenue from ordinary activities

Recurring net income

Recurring net income corresponds to the recurring part of operating income, cost of net financial debt, other financial income and expenses, the equity in net income of affiliates, and minority interests and income tax on recurring income

Free cash flow before new major projects

Cash flow from operations – tax and interest paid +/- change in WCR - maintenance capital expenditures and ongoing capital expenditures net of disposals + repayment of operating financial assets + dividends received + capital increase outside Veolia Environnement.

Operating financial assets	Long-term interest-bearing notes receivables of industrial and municipal clients within the framework of the IFRIC4 interpretation and the draft IFRIC12 interpretation

IFRIC4 interpretation	An interpretation aimed at detecting lease contracts in service contracts and ultimately identifying finance leasing contracts

Cash flow from operations	Cash flow from operations before tax and interest expense as defined by the CNC recommendation dated 27 October 2004

Cost of net financial debt	It represents the cost of gross financial debt, including related income/expenses from interest rate and currency hedging, reduced by the net cash and cash equivalents position

Net financial debt	Net financial debt = C+D+E+F-A-B (see Consolidated Balance sheet 30 June 2007 – Appendix 2)

Income from discontinued operations	This consists of all net income or expense net of tax related to operations sold or being sold, in compliance with IFRS 5.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 30, 2007

VEOLIA ENVIRONNEMENT
By:	/s/ Jérôme Contamine
Name: Jérôme Contamine
Title: Senior Executive Vice President